AGREEMENT dated as of December 22, 1999, among Data Systems & Software Inc., a Delaware corporation ("DSSI"), Israel Corporation Ltd., a company organized under the laws of the State of Israel ("TIC"), and Tower Semiconductor Holdings 1993 Ltd., a company organized under the laws of the State of Israel ("Holdings").

     DSSI and TIC are the sole shareholders of Holdings. Holdings is the holder of 5,419,164 Ordinary Shares (the "TSL Shares") of Tower Semiconductor Ltd. ("Tower").

     TIC, DSSI and Holdings have agreed to take all action necessary to consummate the acquisition by TIC of, and the sale by DSSI of all of the right, title and interest of DSSI in, the TSL Shares, and the related actions contemplated hereby (collectively, the "Transaction").

     1. Agreement to Consummate the Transaction.

     Section 1.1. Covenant of the Parties to Consummate the Transaction. TIC, DSSI and Holdings hereby covenant and agree to take any and all action (including, without limitation, determining and obtaining the Required Transaction Consents (as defined in Section 5.2(a)(iv) hereof) and the Required Tower Consents (as defined in Section 5.2(b)(iv) hereof)) necessary to consummate the Transaction in accordance with this agreement, including Schedule I hereto (the "Agreement"). In furtherance of the foregoing covenant, the parties agree to instruct their officers, employees, agents, representatives, accountants and attorneys to, execute and deliver any documents, instruments, conveyances, resolutions, notices, opinions or instructions of any kind which may be necessary or advisable to fulfill the conditions to Closing set forth in
Article 5 of this Agreement and to consummate the Transaction and generally to cooperate with each other in good faith in connection with the foregoing.

     Section 1.2. Adjustment of Purchase Price. TIC covenants and agrees that in the event that during the period beginning the Closing Date and ending on December 31, 2000, TIC shall sell (other than in unsolicited market transactions or in a sale or transfer to an affiliate of TIC) any of the TSL Shares at a sales price greater than $11.00 per share, TIC shall promptly pay to Holdings (as an adjustment of the purchase price referred to in Section 1.1 of Schedule
I), in respect of each share so sold by TIC, an amount per share equal to 60% of the amount by which such amount per share received by TIC exceeds $11.00; provided, however, that in no event shall the amount per share payable under this Section 1.2 exceed $0.75 per share.

     2. Representations and Warranties of DSSI. DSSI hereby represents and warrants as follows:

     Section 2.1. Corporate Organization and Authority of DSSI. DSSI is a corporation duly incorporated, validly existing and in good standing under the laws of the

State of Delaware, with full corporate power and authority to conduct its affairs as now conducted. DSSI has the power to enter into and perform its obligations pursuant to this Agreement. DSSI's execution, delivery and performance of this Agreement have been duly authorized by all requisite corporate action on the part of DSSI. This Agreement constitutes DSSI's legal, valid and binding obligation.

     Section 2.2. Absence of Conflicts and Consent Requirements. DSSI's execution and delivery of this Agreement, and the performance of its obligations hereunder, do not and will not (a) conflict with or violate any provision of DSSI's Certificate of Incorporation or Bylaws, (b) violate or (alone or with notice or the passage of time) result in the material breach or the termination of, or otherwise give any contracting party the right to terminate or declare a default under, the terms of any material contract to which DSSI is a party or by which it is bound; or (c) violate any judgment, order, decree, or to the best knowledge of DSSI, any material law, statute, regulation or other judicial or governmental restriction to which DSSI is subject. Other than as may be required in connection with any Required Transaction Consents there is no requirement applicable to DSSI to make any filing with, or to obtain any permit, authorization, consent or approval of, any governmental or regulatory authority as a condition to the lawful performance by DSSI of its obligations hereunder. DSSI makes no representation or warranty with respect to what Required Transaction Consents or Required Tower Consents may be necessary in connection with or as a result of the Transaction. DSSI hereby specifically disclaims any representation or warranty regarding the assignability of the Management Agreement referred to in Section 5.2(b) of this Agreement.

     Section 2.3. Holdings Shares. Except as set forth in Schedule 2.3, DSSI continues to be the holder beneficially and of record, of 6,001 Ordinary Shares of Holdings, free and clear of any liens or other encumbrances.

     Section  2.4.  No Lien on TSL Shares.  DSSI has taken no action,  or caused
Holdings to take or purport to take any action, to create any lien or encumbrance against the TSL Shares.

     3. Representations and Warranties of TIC

     TIC hereby represents and warrants as follows:

     Section 3.1. Corporate Organization and Authority. TIC is a company duly organized, validly existing and in good standing under the laws of the State of Israel, with full power and authority to conduct its affairs as now conducted. TIC has the power to enter into and perform its obligations pursuant to this Agreement. TIC's execution, delivery and performance of this Agreement have been duly authorized by all requisite corporate action on the part of TIC. This Agreement constitutes TIC's legal, valid and binding obligation.

     Section 3.2. Absence of Conflicts and Consent Requirements. TIC's execution and delivery of this Agreement, and the performance of its obligations hereunder, do not and will not (a) conflict with or violate any provision of TIC's Memorandum or Articles of Association, (b) violate or (alone or with notice or the passage of time) result in the material breach or the termination of, or otherwise give any contracting party the right to terminate or declare a default under, the terms of any material contract to which TIC is a party or by which it is bound; or (c) violate any judgment, order, decree, or to the best knowledge of TIC, any material law, statute, regulation or other judicial or governmental restriction to which

TIC is subject. Assuming receipt of all of the Required Transaction Consents and the Required Tower Consents referred to below, there is no requirement applicable to TIC to make any filing with, or to obtain any permit, authorization, consent or approval of, any governmental or regulatory authority as a condition to the lawful performance by TIC of its obligations hereunder.

     Section 3.3. Holdings Shares. TIC continues to be the holder, beneficially and of record, of 4,001 Ordinary Shares of Holdings, free and clear of any liens or other encumbrances.

     4. Establishment of Escrow

     Section 4.1. Escrow Agent; Escrow Agreement. The parties agree to appoint the law firm of Zvi Ephrat, Smith & Co. to act as the escrow agent in accordance with the provisions of this Article 4 (the "Escrow Agent"). DSSI and Holdings confirm that they are aware that the Escrow Agent has represented TIC in connection with this Agreement and will continue to represent TIC with respect to the Transaction and the performance of the Closing.

     Section 4.2 Delivery of Escrowed Property . Within 14 calendar days following the execution of this Agreement, the following actions shall take place and shall be deemed to have taken place simultaneously (a) TIC shall deliver to the Escrow Agent by certified check or wire transfer the sum of $30,889,235 to be deposited in an interest-bearing account in a major Israeli bank in Israel (the "Escrowed Funds"), (b) Holdings shall deliver to the Escrow Agent certificates evidencing all of the TSL Shares (duly endorsed in blank or accompanied by appropriate stock powers endorsed in blank), and (c) the designees of DSSI on the Tower board shall deliver to the Escrow Agent the resignations referred to in Sections 1.5 and 3.2 of Schedule I hereto. The Escrowed Funds, share certificates and other items deposited with the Escrow Agent pursuant hereto are sometimes collectively referred to herein as the as the "Escrowed Property."

     Section 4.3. Disposition of Escrowed Property. Upon notice from DSSI and TIC that the conditions precedent to the Closing have been satisfied or waived, the Escrow Agent shall release the Escrowed Funds and the other Escrowed Property to Holdings for further disposition in accordance with Schedule I of this Agreement. In the event of any termination of this Agreement pursuant to
Article 11, and irrespective of any disputes the Parties may have regarding the termination, the Escrow Agent shall deliver the Escrowed Funds to TIC and the other Escrowed Property to the respective depositors thereof.

     4A. Certificate Regarding Tower Consents

     The parties shall endeavor to receive from Tower as soon a possible and no later than 14 days from the date of execution of this Agreement, a certificate signed by the Co-Chief Executive Officers and Chief Financial Officer of Tower, which certificate shall specify, to the best knowledge and belief of such officers after due investigation, all consents, waivers, permits and/or approvals which may be necessary as a result of the Transaction pursuant to or in connection with any permits, government grant or incentive programs or agreements which are necessary for the continued operation of Tower in the manner currently operated or otherwise material to the business or assets of Tower.

     5. Closing

     Section 5.1. Time and Place of Closing. The Closing of the Transaction contemplated by this Agreement (the "Closing") will be held at the offices of TIC, 4 Weizman Street, Tel Aviv, Israel, at 10:00 a.m. Israel time, on the date (the "Closing Date") five business days after (a) the receipt of an approval by the Israeli antitrust authorities [Memuneh al Hegbelim Iskiyim] to the Transaction or (b) the expiration of the notification period under applicable Israeli antitrust rules. In the event that one or more of the Required Transaction Consents or Required Tower Consents shall not have been obtained or waived by the date referred to in the preceding sentence, the Closing Date shall be adjourned until such time as such consents shall have been obtained or waived; provided, that in no event shall the Closing Date be adjourned beyond February 15, 2000 without the written consent of both DSSI and TIC. On the Closing Date, all parts of the Transaction set forth on Schedule I to be performed on the Closing Date shall be completed and each of the parties shall make any and all deliveries and shall take, and shall cause the taking of, all such action as shall be necessary to effectuate the Transaction. Except as set forth on Schedule I hereto, the entire Transaction shall be deemed to have occurred simultaneously on the Closing Date.

     Section 5.2. Conditions to Closing. The obligation of the parties to effect the Transaction is contingent upon the fulfillment of the following conditions:

     (a) Conditions to DSSI's Obligation. The obligation of DSSI to complete the Closing is contingent upon the fulfillment of each of the following conditions on or before the Closing Date, except to the extent that DSSI may, in its absolute discretion, waive any one or more thereof in whole or in part:

          (i) Representations, Warranties and Covenants of TIC; Certificate. The representations and warranties of TIC in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, and the covenants and agreements of TIC to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects and TIC shall deliver to DSSI a certificate of its General Manager or a Deputy General Manager to such effect.

          (ii) No Violation of Law; No Injunction. The consummation of the Transaction shall not violate any applicable law or governmental regulation. At the Closing Date, there shall be no injunction, restraining order or decree of any nature of any court or governmental agency or body of competent jurisdiction that is in effect that restrains or prohibits the consummation of the Transaction contemplated hereunder or imposes conditions on such consummation not otherwise provided for herein.

          (iii) Opinion of Counsel. TIC shall have delivered or shall have caused to be delivered to DSSI an opinion of Zvi Ephrat, Smith & Co, counsel to TIC, substantially in the form of Exhibit A hereto.

          (iv) Required Transaction Consents. All consents, waivers, permits and/or approvals of statutory or governmental agencies or bodies which are required to allow the consummation of the Transaction under applicable law (the "Required Transaction Consents"), including, without limitation, any consents or waivers of the Israeli antitrust authorities, shall have been obtained without conditions.

     (b) Conditions to TIC's Obligation. The obligation of TIC to complete the Closing is contingent upon the fulfillment of each of the following conditions on or before the Closing Date, except to the extent that TIC may, in its absolute discretion, waive any one or more thereof in whole or in part:

          (i) Representations, Warranties and Covenants of DSSI; Certificate. The representations and warranties of DSSI in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, and the covenants and agreements of DSSI to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects and DSSI shall deliver to TIC shall a certificate of its President or Vice President to such effect.

          (ii) No Violation of Law; No Injunction. The consummation of the Transaction shall not violate any applicable law or governmental regulation. At the Closing Date, there shall be no injunction, restraining order or decree of any nature of any court or governmental agency or body of competent jurisdiction that is in effect that restrains or prohibits the consummation of the Transaction contemplated hereunder or imposes conditions on such consummation not otherwise provided for herein.

          (iii)Opinion of Counsel. DSSI shall have delivered or shall have caused to be delivered to TIC an opinion of Ehrenreich Eilenberg & Krause LLP substantially in the form of Exhibit B hereto, which opinion may rely on an opinion of Yigal Arnon & Co. as to certain matters of Israeli law, and on an opinion of an established Delaware law firm as to certain matters of Delaware law.

          (iv) Officers' Certificate. TIC shall have received a certificate, executed by the Chief Executive Officers and the Chief Financial Officer of Tower, which certificate shall certify, to the best knowledge and belief of such officers after due investigation, that Tower has obtained without conditions any and all consents, waivers, permits and/or approvals necessary as a result of the Transaction pursuant to or in connection with any permits, government grant or incentive programs or agreements which are necessary for the continued operation of Tower in the manner currently operated or otherwise material to the business or assets of Tower which would, in the absence of such consent, waiver or approval, be void, terminable or otherwise otherwise materially impaired (the "Required Tower Consents.")

          (v) Required Consents. All Required Transaction Consents and Required Tower Consents shall have been obtained without conditions. The Required Transaction Consents and Required Tower Consents may include, but may not be limited to, the preliminary list of such consents set forth in Schedule 5.2 (b) hereof.

          (vi) Opinions of Counsel to Tower. TIC shall have received opinions of Yigal Arnon & Co. and Ehrenreich Eilenberg & Krause LLP stating that (to their knowledge) all Required Tower Consents have been obtained.

         (vii) Registration Rights Agreement. Holdings shall have assigned to TIC all of its rights under the Registration Rights Agreement dated as of February 28, 1993.

        (viii) Management Agreement. DSSI shall have assigned to TIC any and all right, title and interest in and to, and any and all claims under or in respect of, the Management Agreement, to the extent assignable.

     6. Expenses and Indemnification

     Section 6.1. Pre-Transaction Expenses, Liabilities. DSSI and TIC agree that they shall each be responsible to provide to Holdings, in accordance with their respective pro-rata share (i.e. 60% DSSI, 40% TIC), the funds necessary to enable Holdings to pay any unpaid expenses or liabilities of Holdings which arose out of or otherwise relate to the conduct of Holdings' business during the period from January 1, 1999 to December 31, 1999, as set forth in the draft financial statements of Holdings for such period (without giving effect to Holdings' equity interest in Tower) which are expected to be delivered to DSSI and TIC and mutually agreed upon on or before January 15, 2000.

     Section 6.2. Holdings Expenses, Etc.

     (a) The parties agree that, except as set forth herein, any expenses incurred by Holdings in connection with or arising out of the Transaction shall be shared by them pro rata in accordance with their current equity percentages in Holdings, i.e. DSSI, 60% and TIC, 40%. These expenses shall include the fees and expenses of Brightman Almagor & Co. in connection with the Transaction.

     (b) Any withholding taxes which Holdings shall be required to withhold on any dividends or other distributions shall be so withheld and transferred to the appropriate tax authorities.

     Section 6.3. Parties to Bear Their Own Expenses Related to the Transaction. Except as specifically set forth in Section 6.4, each of TIC and DSSI shall be responsible for its respective expenses in connection with the Transactions, including the payment of any and all taxes (including without limitation, income taxes, gains taxes, withholding or "source" taxes or value-added-taxes) incurred by them under the laws of any jurisdiction.

     Section 6.4. DSSI Tax Indemnification. The parties agree that if any tax is imposed upon Holdings as a result of the Transaction, TIC shall have no obligation to pay or otherwise bear any portion of such tax liability, all of which shall be borne by DSSI. DSSI hereby agrees to indemnify TIC and its directors, shareholders and affiliates and to hold them harmless from any such tax liability.

     7. Public Announcements.

     Neither TIC nor DSSI shall make, nor permit any agent, affiliate or parent corporation to make, any public statements, including, without limitation, any press releases, with respect to this Agreement and the Transaction contemplated hereby without the prior written consent of the other party hereto, except as may be required by law or stock exchange rule.

     8. Holdings Shareholders Agreement.

     Upon completion of the Closing, the Shareholders Agreement dated as of February 28, 1993, between DSSI and TIC, as amended to date, shall be terminated and shall be of no further force and effect.

     9. Intentionally Deleted.


     10. Confidentiality; Non-Competition; Non-Solicitation.

     Section 10.1. Confidentiality. DSSI agrees that following the Closing, neither DSSI nor any of its affiliates, officers, directors or agents shall disclose to any third party, nor use in any way except in furtherance of the Transaction, any confidential information regarding the business of Tower that is, or may hereafter come into, its possession except if required by court order or decree or applicable law, or if such information is, or becomes, publicly available without breach of this Section.

     Section 10.2. Non-Competition. DSSI agrees that, without the written consent of TIC, neither DSSI nor any Affiliate will for a period of three years following the Closing Date, engage in the manufacture and sale of semiconductor products anywhere in the world. DSSI acknowledges that any breach of the terms, conditions or covenants set forth in this Section would be competitively unfair and may cause irreparable damage to Tower, and that TIC's recovery of damages at law would not be adequate remedy. Accordingly, DSSI agrees that for any breach of the covenants and agreements of this Section a restraining order or injunction or both may be issued against DSSI in addition to any other rights or remedies TIC may have.

     10.3. Non-Solicitation of Employees. DSSI agrees that for a period of three years after the Closing Date, neither DSSI nor any of its affiliates shall (i) directly or indirectly, recruit, solicit, or induce or attempt to recruit, solicit or induce any employee of Tower, to leave his or her employment with Tower to go to work, as an employee, consultant or independent contractor, for DSSI or any of its affiliates, or (ii) make any offer to hire any employee of Tower.

     11. Termination

     Section 11.1. Termination This Agreement may be terminated at any time prior to the Closing under the following circumstances:

          (i) by the mutual written consent of DSSI and TIC;

          (ii) by either DSSI or TIC if the Closing shall not have been consummated on or before February 15, 2000, unless such date has been extended by mutual written consent of DSSI and TIC;

          (iii) by TIC, if DSSI materially breaches or fails to perform in any material respect any of its material covenants, agreements or warranties under this Agreement and such breach or failure is not cured by DSSI before the earlier of February 15, 2000 or within 10 days after being given notice of such breach or failure;

          (iv) by DSSI, if TIC materially breaches or fails to perform in any material respect any of its material covenants, agreements or warranties under this Agreement and such breach or failure is not cured by TIC before the earlier of February 15, 2000 or within 10 days after being given notice of such breach or failure;

          (v) by DSSI, if any event shall have occurred which renders any of the conditions set forth in Section 5.2(a) hereof incapable of fulfillment and such condition is not waived by DSSI; or

          (vi) by TIC, if any event shall have occurred which renders any of the conditions set forth in Section 5.2(b) hereof incapable of fulfillment and such condition is not waived by TIC.

Any termination of this Agreement by a party pursuant to the preceding sentence shall be effective upon the delivery of a written notice of termination to the other party.

     Section 11.2. Effect of Termination; Survival. In the event of termination of this Agreement as provided in Section 11.1 hereof, the obligations of the parties hereunder shall cease, except for obligations under Article 7 hereof. Termination of this Agreement shall not affect any rights that any party may have (whether at law or in equity), consistent with the terms and conditions of this Agreement, in respect of any breach of this Agreement occurring prior to such termination.

     12. Indemnification

     Section 12.1. Indemnification by DSSI. DSSI hereby agrees to indemnify and hold harmless TIC and its affiliates, successors and assigns from and against any and all losses, liabilities, actions, causes of action, damages, costs, expenses (including, without limitation, reasonable fees and disbursements of counsel), charges, claims, liens and other obligations whatsoever arising out of or in connection with any material breach of any representation, warranty, covenant or agreement made herein by DSSI.

     Section 12.2. Indemnification by TIC. TIC hereby agrees to indemnify and hold harmless DSSI and its affiliates, successors and assigns from and against any and all losses, liabilities, actions, causes of action, damages, costs, expenses (including, without limitation, reasonable fees and disbursements of counsel), charges, claims, liens and other obligations whatsoever arising out of or in connection with any material breach of any representation, warranty, covenant or agreement made herein by TIC.

     13. Notices.

     Any notice or other communication required or authorized to be given under this Agreement shall be in writing and shall be personally delivered, sent by facsimile transmission (with copy by airmail in each case) or sent registered airmail to the address listed below or such other address as shall be specified by the parties hereto by notice in accordance with the provisions hereof. Any notice shall operate and be deemed to have been received (a) 14 days after posting by registered airmail and (ii) on the next following business day if by facsimile or personally delivered; provided however, that any notice of change of address shall be effective only upon receipt.

         If to TIC:

         The Israel Corporation Ltd.
         Asia House
         4 Weizman Street
         Tel-Aviv, 61336  ISRAEL
         Facsimile:  972-3-6954141
         Attention:  Mr. Y. Rosen, CEO

         with a copy to:


         Zvi Ephrat, Smith & Co.
         6 Ramat Yam Street
         Herzlia Pituach 46851, Israel

         Facsimile: 972-9-9589596
         Attention:  Jack Smith, Adv.

         If to DSSI:

         Data Systems & Software Inc.
         200 Route 17
         Mahwah, New Jersey  07430  UNITED STATES
         Facsimile:  201-529-3163
         Attention:  President
         with a copy to:

         Ehrenreich Eilenberg & Krause LLP
         11 East 44th Street
         New York, New York  10017  UNITED STATES
         Facsimile:  212-986-2399
         Attention:  Sheldon Krause


     14. Jurisdiction; Choice of Law; Arbitration.

     Section 14.1 Jurisdiction. DSSI hereby irrevocably submits to the exclusive jurisdiction of any the courts of the State of Israel, in any action or proceeding arising out of or relating to this Agreement. DSSI hereby irrevocably appoints Yigal Arnon & Co. as its agent for service of process in respect of any such action or proceeding.

     Section 14.2 Choice of Law. This Agreement shall be construed, interpreted and the rights of the parties determined in accordance with the laws of the State of Israel, without reference to the conflict of laws provisions thereof.

     Section 14.3 Arbitration. Any disputes regarding the execution, interpretation, performance or termination of the Agreement shall be settled by arbitration to be held in Israel before a single arbitrator to be appointed by TIC and DSSI within seven days from the date of the request of either TIC or DSSI. If TIC and DSSI shall fail to agree on the identity of a single arbitrator within such seven-day period, the arbitration shall be held before a panel of three arbitrators, one chosen by TIC, one chosen by DSSI and the third to be chosen by agreement of such two arbitrators. In the event that such two arbitrators shall fail to agree upon the identity of the third arbitrator, the third arbitrator shall be appointed by the Chairman of the Israeli Bar Association.

     The arbitrator(s) shall not be bound by the rules of procedure or the laws of evidence but shall be required to issue a reasoned decision.

     15. Entire Agreement.

     This Agreement and Schedule I hereto constitute the entire agreement of the parties with respect to the Transaction and supersedes all previous agreements, understandings or discussions with respect to the subject matter hereof.


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


     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, on the day and year first above written.


DATA SYSTEMS & SOFTWARE INC.

By: /s/ George Morgenstern
    -----------------------------------
    Name:  George Morgenstern
    Title:  Chairman, President and CEO


ISRAEL CORPORATION LTD.

By: /s/ Yossi Rosen
    -----------------------------------
    Name: Yossi Rosen
    Title: Chief Executive Officer

By: /s/ Udi Hillman
    -----------------------------------
    Name: Udi Hillman
    Title: Chief Financial Officer

TOWER SEMICONDUCTOR HOLDINGS (1993) LTD.

By:  /s/ Yacov Kaufman
    -----------------------------------
    Name: Yacov Kaufman
    Title: Director

By: /s/ Mony Ben Dor
    -----------------------------------
    Name: Mony Ben Dor
    Title: Director



We agree to act as the Escrow Agent in accordance with the provisions hereof.

/s/ Zvi Ephrat, Smith & Co.
---------------------------
Zvi Ephrat, Smith & Co.

                                   SCHEDULE I

     1. Upon Closing, all the actions specified in Section 1 below shall be executed simultaneously:

     1.1 Sale of Tower Shares. Holdings shall sell to TIC and/or a subsidiary thereof 4,219,164 Ordinary Shares of Tower at a price per share of US$ 9.50 (aggregate US $40,082,058) in consideration for US$ 30,889,235 in cash and the $9,192,823 balance on credit.

     1.2 Dividend. Holdings will distribute to its shareholders a dividend in the amount of US$ 39,515,000, it being agreed that dividend shall be paid to DSSI in cash in the amount of US$ 23,709,000 and to TIC by the transfer to TIC of 1,200,000 Ordinary Shares of Tower (the value of which, at a price of US$
9.50 per share, is US$ 11,400,000) and an amount of US$ 4,406,000 in cash which shall be applied against the credit extended to TIC by Holdings as stated in
Section 1.1 above.

     1.3 Withholding Taxes. From each dividend distribution mentioned above, Holdings shall withhold withholding tax as required by applicable law and shall transfer it on the date required to the Income Tax Authorities unless the recipient of the said distribution is exempted by applicable law and/or in accordance with an approval of the relevant Income Tax Authorities.

     1.4 Loan. Holdings shall loan to DSSI an amount of US$ 7,180,235 against a capital note.

     1.5 Resignation from the Board of Directors. The designees of DSSI on the Board of Directors of Tower shall resign from the Board of Directors of Tower, effective upon the Closing. Letters of resignation shall be deposited with the Escrow Agent on the date the cash consideration is deposited by TIC and shall be released to Tower at the time of the Closing.

     2. After the above actions have been completed, Holdings shall "check the box" to be treated as a partnership for US tax purposes.

     3. After the performance of the above actions, but in no event prior to January 3, 2000, the following actions shall be taken:

     3.1 Purchase of the Entire Shares in Holdings. DSSI ( or a wholly owned subsidiary thereof) shall acquire from TIC its shares in Holdings and TIC shall assign to DSSI the "payments on account of shares" paid by TIC to Holdings in consideration for an amount of US$ 4,786,823 which shall be applied to pay the debt of TIC to Holdings, said payment constituting the complete and full payment by TIC to Holdings.

     3.2 Resignations. The designees of TIC on the Board of Directors of Holdings shall resign.

                                                                    Schedule 2.3

Lien of Bank Leumi USA

                                                                 Schedule 5.2(b)


Consents or waivers under the following permits, programs and agreements may be Required Consents:

     1.  Motorola
     2.  Saifun
     3.  National - transfer of technology and know-how
     4.  National - asset purchase
     5.  WSI
     6.  Fairchild
     7.  Acer
     8.  Israeli Land Authority
     9.  Investment Center
     10. Chief Scientist
     11. MAGNET
     12. Key Employees
     13. Bank Leumi
     14.Bank HaPoalim

The foregoing list is preliminary and additional consents may be Required Consents.